                                                                EXHIBIT (c)(2)




                  COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

     The following information is furnished as of March 18, 1997, to indicate beneficial ownership of shares of the Company's common stock by each director, nominee and officer named in the Summary Compensation Table, individually, and all officers and directors of the Company, as a group, and each person known by the Company to own beneficially more than 5% of the outstanding shares of the Company's common stock. Except as otherwise indicated, each of the persons named below has sole voting and investment power with respect to the shares of common stock beneficially owned by that person.

                                                                                  BENEFICIAL OWNERSHIP
                                                                                  --------------------
                                                                                            PERCENT OF
          NAME AND ADDRESS OF                                                    NUMBER OF    SHARES
          BENEFICIAL OWNER (1)                                                     SHARES   OUTSTANDING
          --------------------                                                     ------   -----------
          Anthem Insurance Companies, Inc.(2)................................      8,693,056       66.8
          Great American Insurance Company(8)................................      2,300,000       15.9
          John C. Aplin(5)(7)................................................          8,549          *
          Birch E. Bayh(7)...................................................          9,480          *
          John C. Crane(5)(7)................................................          5,943          *
          Mitchell E. Daniels(5)(7)..........................................          7,945          *
          Catherine E. Dolan(7)..............................................            789          *
          Ernie Green(5)(7)..................................................          3,136          *
          Michael B. Henning(6)..............................................         40,996          *
          Dwane R. Houser(3).................................................          8,449          *
          L. Ben Lytle(3)(6).................................................        136,500        1.0
          Keith A. Maib......................................................          2,458          *
          Robert C. Nevins(6)................................................            243          *
          Thomas C. Roberts(7)...............................................          4,612          *
          William W. Rosenblatt(4)(5)(7).....................................          9,686          *
          Robert S. Schneider(6).............................................         22,855          *
          Patrick M. Sheridan(6).............................................         78,000          *
          Michael L. Smith(5)(7).............................................          4,827          *
          James B. Stradtner(5)(7)...........................................         12,216          *
          Frank C. Witthun(6)................................................         49,421          *
          (All directors and officers as a group = 22 persons)(6)............        431,597        3.3

--------

* Percentage of ownership is less than 1% of the total outstanding shares on March 18, 1997.

(1) Unless otherwise noted below, the address of all of the stockholders listed above is c/o the Company, 120 Monument Circle, Indianapolis, Indiana 46204.

(2) Amount includes 104,402 shares which have been reserved for issuance under Anthem's Acordia Stock Plan for key executive hires of Anthem.

(3) Messrs. Lytle and Houser are officers and directors of Anthem and disclaim beneficial ownership of shares of the Company owned by Anthem.

(4) Amount includes 932 shares which are held by Mr. Rosenblatt's children as to which he disclaims beneficial ownership.

(5) Amount includes 2,018 shares which are held by Mr. Aplin, 2,767 shares which are held by Mr. Crane, 2,382 shares which are held by Mr. Smith, 809 shares which are held by Mr. Rosenblatt, 382 shares which are held by Mr. Stradtner, 103 shares which are held by Mr. Green, and 485 shares which are held by Mr. Daniels under the Company's Deferred Compensation Plan as to which they each disclaim beneficial ownership.

(6) Amount includes 31,500 exercisable options held by Mr. Lytle, 43,334 exercisable options held by Mr. Witthun, 18,000 exercisable options held by Mr. Sheridan, 30,734 exercisable options held by Mr. Henning, 21,667 exercisable options held by Mr. Schneider, 89 exercisable options held by Mr. Nevins, and 189,640 exercisable options held by all directors and officers as a group. These amounts represent that portion of the named officers and directors' 1993, 1994, 1995 and 1996 option grants which are exercisable as of March 18, 1997.

(7) Amount includes 5,787 exercisable options which are held by Mr. Rosenblatt, 5,478 exercisable options which are held by each of Messrs. Aplin and Bayh, 4,332 exercisable options which are held by Mr. Stradtner, 4,612 exercisable options which are held by Mr. Roberts, 3,176 exercisable options which are held by each of Messrs. Crane and Daniels, 3,033 exercisable options which are held by Mr. Green, 2,445 exercisable options which are held by Mr. Smith and 789 exercisable options which are held by Ms. Dolan under the Company's Directors Plan.

(8) On October 6, 1993, the Company purchased (the "Acquisition") all of the outstanding capital stock of American Business Insurance, Inc. from Great American Insurance Company ("Great American"). In connection with the Acquisition, the Company issued to Great American 800,000 shares of common stock of the Company, and warrants to purchase an additional 1,500,000 shares of common stock. The warrants are exercisable at any time until October 6, 2003, at an exercise price of $25 per share. The 1,500,000 shares of common stock issuable upon exercise of the warrants are included in the "number of shares" above, and are included as part of the number of shares outstanding for purposes of calculating "percent of shares outstanding" above. The Company granted to Great American certain registration rights in connection with the Acquisition. The terms of the Acquisition, including the terms of the warrants and the registration rights granted to Great American, are more fully described in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 21, 1993, with respect to the Acquisition. On October 14, 1993, an affiliate of Great American filed a Statement on Schedule 13D with the Securities and Exchange Commission concerning Great American's ownership of common stock of the Company. Great American's address is 580 Walnut St., Cincinnati, Ohio 55202.


                             EXECUTIVE COMPENSATION

     The Company believes that stockholders should be provided information about executive compensation that is easy to understand and relevant. The following disclosure was prepared in accordance with the proxy rules of the Securities and Exchange Commission.

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                                      ANNUAL COMPENSATION            COMPENSATION
                                                      -------------------            ------------

                                                                                            RESTRICTED     STOCK
                                        FISCAL                                OTHER ANNUAL     STOCK       OPTIONS      ALL OTHER
              EXECUTIVE                  YEAR     SALARY       BONUS(5)(6)   COMPENSATION(7) AWARDS(3)     SHARES    COMPENSATION(4)
              ---------                  ----     ------       -----------   -------------- ----------     ------    ---------------

L. Ben Lytle(1)(2)...................    1996    $ 127,232     $             $               $      0           0    $          0
     Chairman                            1995      240,000            0                0            0           0               0
                                         1994      240,000      200,000                0            0           0               0
Frank C. Witthun(3)..................    1996      327,971      297,016                0      160,625      25,000          15,260
     President & CEO                     1995      230,002            0                0            0      18,000          11,923
                                         1994      209,447      136,179                0            0           0          11,142
Keith A. Maib(3).....................    1996       90,419      160,844           87,930       75,000       4,583           3,345
     Executive Vice President            1995          N/A          N/A              N/A          N/A         N/A             N/A
     & CFO                               1994          N/A          N/A              N/A          N/A         N/A             N/A
Michael B. Henning...................    1996      200,522      156,947                0            0      13,000          12,718
     Executive Vice President            1995      190,008            0                0            0       9,600           9,646
                                         1994      181,238      111,725                0            0           0           8,997
Robert S. Schneider..................    1996      171,577      126,572                0            0      11,000           5,463
     Senior Vice President               1995      163,097            0                0            0       7,500           7,402
     & Controller                        1994      155,012       83,551                0            0           0           8,137
Robert C. Nevins.....................    1996      207,513      109,521                0            0       8,517           4,976
     Executive Vice President            1995          N/A          N/A                0            0         N/A             N/A
                                         1994          N/A          N/A                0            0         N/A             N/A

------------
(1) Mr. Lytle is an employee of Anthem who provided services to the Company in 1996 pursuant to a management agreement between Anthem and the Company. See "Certain Transactions--Management Agreement." Anthem pays Mr. Lytle for his services to Anthem as well as to the Company. The amounts disclosed above represent the portion of Mr. Lytle's compensation paid by the Company to Anthem for Mr. Lytle's services. The amount paid by the Company has varied from year to year depending upon Mr. Lytle's contribution as evaluated by the Compensation Committee of the Company. The Compensation Committee has reviewed the performance and compensation of Mr. Lytle only with respect to the services performed for and compensation paid by the Company.

(2) For the year 1996, the Compensation Committee of the Company authorized the Company to pay Anthem $127,232 in total for Mr. Lytle's services.

(3) The amounts reported represent the market value of the common stock underlying the restricted stock at the date of grant, without taking into account any diminution in value attributable to the restrictions on such stock. Mr. Witthun's award was made on May 20, 1996; the closing price of the common stock on that date was $32.125 per share. Mr. Maib's award was made on August 1, 1996; the closing price of the common stock on that date was $31.00 per share. As of December 31, 1996, Mr. Witthun held 5,000 shares of restricted stock with a value on that date of $145,000 based on a closing market price on that date of $29.00. As of December 31, 1996, Mr. Maib held 2,419 shares of restricted stock with a value on that date of $70,151 based on a closing market price on that date of $29.00. Dividends are paid quarterly on these shares at the same rate as dividends paid on common stock held by public stockholders. The restricted stock for Mr. Witthun vests at the rate of 25% per year for a 4-year period. The restricted stock for Mr. Maib vests at a rate of 50% per year for a 2-year period.

(4) Amounts for 1996 include the Company's matching contribution under the 401(k) Long Term Investment Saving Plan in the amount of $3,620 for Mr. Witthun, $1,931 for Mr. Maib, $2,983 for Mr. Henning, $3,321 for Mr. Schneider and $3,138 for Mr. Nevins. Amounts for 1996 also include the Company's matching contribution under the Acordia Deferred Compensation Plan in the amount of $3,971 for Mr. Witthun, $1,399 for Mr. Maib, $1,433 for Mr. Henning, $1,583 for Mr. Schneider and $1,813 for Mr. Nevins. The 1995 amount for Mr. Witthun has been restated from the prior year to exclude $24,619 in moving expenses. Amounts for 1996 also include the vested portion of interest earned on certain deferred compensation in excess of what would be earned at 100% of the applicable federal interest rate as published by the Internal Revenue Service in the amount of $7,669 for Mr. Witthun, $15.00 for Mr. Maib, $8,301 for Mr. Henning, $579.00 for Mr. Schneider and $25.00 for Mr. Nevins.

(5) The amounts reported are classified by reference to the performance year in which the incentive awards were earned.

(6) Amount for Mr. Maib includes $100,000 which was paid as an employment contract signing bonus in August, 1996. Mr. Maib joined the Company in August of 1996 and Mr. Nevins joined the Company in March 1996. Mr. Maib's 1996 performance year incentive award was pro-rated 5/12. Mr. Nevin's 1996 performance year incentive award was pro-rated 9/12.

(7) Amount represents a tax gross-up payment on Mr. Maib's employment contract signing bonus of $100,000.

                                         OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                                  POTENTIAL
                                                                                                                  REAALIZABLE
                                                                                                                    VALUE AT
                                                                  % OF                                       ASSUMED ANNUAL RATE OF
                                                                  TOTAL                                              STOCK
                                                                 OPTIONS     EXERCISE                          PRICE APPRECIATION
                                                     STOCK       GRANTED        OR                             FOR OPTION TERM(4)
                                      DATE OF       OPTIONS      IN FISCAL  BASE PRICE     EXPIRATION         --------------------
       EXECUTIVE                       GRANT   GRANTED (#)(1)(2)  YEAR(3)    PER SHARE        DATE            5%               10%
       ---------                       -----   -----------------   -------   ---------        ----            --               ---

L. Ben Lytle....................          N/A               0           0             0             0             0               0
Frank C. Witthun................      2/23/96          25,000         5.8%      $28.375       2/23/06      $446,122      $1,130,561
Keith A. Maib...................     10/18/96           4,583         1.1%       30.125      10/18/06        86,827         220,036
Michael B. Henning..............      2/23/96          13,000         3.0%       28.375       2/23/06       231,984         587,892
Robert S. Schneider.............      2/23/96          11,000         2.6%       28.375       2/23/06       196,294         497,447
Robert C. Nevins................      5/20/96           8,250         1.9%       32.125       5/20/06       166,677         422,392

------------
(1) All options granted in 1996 are exercisable in cumulative 33-1/3% installments commencing one year after date of grant, with full vesting occurring on the third anniversary date. All awards vest immediately upon change of control of the Company as defined in the plan document.

(2) Under the terms of the Company's executive stock plan, the Compensation Committee retains discretion subject to plan limits to modify the term of outstanding options and to re-price the options.

(3)  A total of 430,134 options were granted in 1996.

(4) These amounts represent calculations at 5% and 10% assumed rates of appreciation set by the Securities and Exchange Commission and therefore are not intended to forecast possible future appreciation, if any, of the Company's common stock price.


                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR END OPTION VALUES

                                                                                                   VALUE OF (IN THE MONEY)
                                                                   NUMBER OF OPTIONS HELD AT        OPTIONS AT FISCAL YEAR
                                                                       FISCAL YEAR END                     END(1)
                                                                       ---------------                     ------
       EXECUTIVE                                                     EXERCISABLE  UNEXERCISABLE  EXERCISABLE    UNEXERCISABLE
       ---------                                                     -----------  -------------- -----------    -------------
L. Ben Lytle....................................................          31,500              0    $ 348,250              0
Frank C. Witthun................................................          29,000         37,000      217,250    $    15,625
Keith A. Maib...................................................               0          4,583            0              0
Michael B. Henning..............................................          23,200         19,400      197,000          8,125
Robert S. Schneider.............................................          15,500         16,000      126,500          6,875
Robert C. Nevins................................................               0          8,517            0            167


(1) Values were calculated using the closing stock price on December 31, 1996 on the New York Stock Exchange of $29.00.

     There were no options exercised in 1996 by any of the officers named in the Summary Compensation Table.

                               PENSION PLAN TABLE

     The following table shows estimated annual benefits payable upon retirement (age 65) under the Acordia Pension Plan computed as a straight-line annuity, including amounts payable under the Supplemental Executive Retirement Plan.


                                YEARS OF SERVICE
   -------------------------------------------------------------------------

   REMUNERATION       15          20          25         30         35
   ------------     ---------    ---------  ---------  ---------   ---------

       $125,000     $  27,108    $  36,144  $  45,180  $  54,216   $  63,252
        150,000        32,733       43,644     54,555     65,466      76,377
        175,000        38,358       51,144     63,930     76,716      89,502
        200,000        43,983       58,644     73,305     87,966     102,627
        225,000        49,608       66,144     82,680     99,216     115,752
        250,000        55,233       73,644     92,055    110,466     128,877
        300,000        66,483       88,644    110,805    132,966     155,127
        400,000        88,983      118,644    148,305    177,966     207,627
        450,000       100,233      133,644    167,055    200,466     233,877
        500,000       111,483      148,644    185,805    222,966     260,127
       $750,000      $167,733     $223,644   $279,555   $335,466    $391,377



     Benefits are paid as a life annuity and are not offset by Social Security or other amounts.

     The annual benefit at retirement on or after age 65 is equal to the sum of 1.2% of final average pay up to a breakpoint, plus 1.5% of final average pay in excess of the breakpoint multiplied by years of service up to a maximum of 35 years. Benefits from the Acordia Pension Plan are limited pursuant to Internal Revenue Code Section 415(b). The general rule currently limits the annual benefit to $125,000. Final average pay is the highest average compensation for a consecutive 5-year period in the ten years preceding retirement or other termination of employment. Compensation includes base salary, commissions, overtime, premium pay and annual cash bonuses (i.e., the salary and bonus amount shown on the Summary Compensation Table), however, under Internal Revenue Code
Section 401(a)(17), the maximum amount of annual compensation that can be taken into account under the Acordia Pension Plan for any individual in 1997 is $160,000. Amounts that cannot be paid from the Acordia Pension Plan because of Internal Revenue code limits are paid from the Supplemental Executive Retirement Plan.

     The Pension Plan also provides grandfathered benefits for employees who were participants in the predecessor Pension Plan on or before July 1, 1989, which are intended to be reasonably comparable to the benefits which would have accrued had the predecessor Pension Plan remained in effect. As a result, the defined benefits at retirement age 65 for Michael B. Henning may be larger than shown on the Pension Plan Table. Estimated annual benefits payable to Michael B. Henning at age 65 are $150,000.

     The years of credited service as of December 31, 1996 under the Pension Plan for individuals named in the Summary Compensation Table are as follows: Mr. Henning, 25.3 years; Mr. Witthun, 5.8 years and Mr. Schneider, 4.4 years. Mr. Nevins and Mr. Maib are not yet participants in the Pension Plan.


                        EXECUTIVE EMPLOYMENT AGREEMENTS/
                    SEVERANCE AND CHANGE OF CONTROL AGREEMENT

     Effective January 1, 1997, the Company entered into a revised employment agreement with Mr. Witthun. The employment agreement provides for the employment of Mr. Witthun as an executive officer of the Company. Mr. Witthun's agreement is for a period of two years ending on December 31, 1998.

     Effective January 1, 1996, the Company extended the term of its employment agreement with Mr. Henning for an additional year term expiring on December 31, 1998.

     The Company entered into an employment agreement with Mr. Maib effective August 1, 1996 for a term ending December 31, 1998, and an employment agreement with Mr. Nevins, effective April 1, 1996, for a term ending December 31, 1998.

     Each of the agreements with Messrs. Witthun, Henning, Maib and Nevins provides for a base annual salary; currently, $330,018 for Mr. Witthun, $235,014 for Mr. Maib, $235,014 for Mr. Nevins and $190,008 for Mr.
Henning.

     Each agreement further provides that if the executive is terminated (i) for Cause by the Company, (ii) voluntarily, or (iii) by reason of death, the Company will pay the executive his salary through the date of termination. The employment agreements of Messrs. Henning, Maib and Nevins further provide that if the executive is terminated without Cause, the Company will pay the executive the greater of twelve months' salary or the remaining salary through the end of the employment agreement term. Mr. Witthun's employment agreement with the Company provides that if Mr. Witthun is terminated without Cause by the Company, the Company will pay Mr. Witthun his salary, any accrued annual and long-term incentive award, and benefits through the date of termination. The employment agreement further states that if Mr. Witthun executes the Company's standard Release and Waiver Agreement, for the greater of one year or the unexpired term of the agreement, the Company will pay Mr. Witthun (i) his then current salary,
(ii) an amount equal to 50% of any target annual incentive and long-term incentive opportunity which Mr. Witthun would otherwise have been eligible to receive as of the effective date of Mr. Witthun's termination of employment, including, if equity-based incentives are held by the Executive or otherwise accrue to him but such stock is not publicly traded, cash in an amount equal to fifty percent (50%) of the value that was intended to be earned by executive at target performance under the stock plan; and (iii) medical benefits which executive would otherwise have been eligible to receive as of the effective date of executive's termination of employment.

     The employment agreements of Messrs. Witthun, Henning, Maib and Nevins provide that they will remain in effect in the event of a Change of Control of the Company. For Mr. Witthun, if, following a Change of Control of the Company,
(i) Mr. Witthun is assigned to any duties substantially inconsistent with his position with the Company immediately prior to a Change of Control or his duties are substantially reduced, (ii) Mr. Witthun's salary or incentive opportunities are materially reduced, (iii) Mr. Witthun is assigned to duties or responsibilities involving a residence relocation or substantially greater travel obligations, (iv) the Company's Strategic Plan is materially changed or abandoned, or (v) the Company fails to obtain assumption of the obligations of the agreement by a successor, Mr. Witthun shall be entitled to receive the same severance package that would be payable if the Company terminated the employment agreement without Cause. For Messrs. Maib, Nevins and Henning, if, following a Change of Control of the Company, (i) the executive's duties, responsibilities, or compensation are substantially reduced or executive is assigned to any duties substantially inconsistent with his position, duties or responsibilities with the Company immediately prior to the Change in Control, (ii) the executive's salary is materially reduced as compared to his salary immediately prior to the Change in Control, (iii) the Company fails to obtain the assumption of its obligations to perform the agreement by any successor, or (iv) the Company's long-term strategic plan is materially changed or abandoned such that the maximum potential payout of incentive compensation to the executive is substantially reduced, the executive shall be entitled to receive the same severance package as is payable upon termination without Cause. The employment agreements also provide that each executive is eligible to participate in all employee benefit, stock options, bonus and executive perquisite programs provided by the Company to employees in similar positions. Messrs. Witthun, Henning, Nevins and Maib are also subject to certain restrictions under their agreements, prohibiting them from engaging in competition with the Company or any of its subsidiaries and from divulging any confidential or proprietary information obtained by them while in the employ of the Company. A breach of any such restriction will entitle the Company to seek injunctive relief.

     Effective February 1997 in the case of Mr. Maib, and March 1997 in the case of Messrs. Witthun, Henning and Nevins, the Company entered into Transaction Agreements with each of the four executives which provide for additional compensation in the event of a Termination as a result of a Change in Control, including any potential business combination with Anthem or a third party concerning the Company's independent brokerage operations (the "Independent Brokerage Operations") and/or its health business. The Transaction Agreements do not replace the Employment Agreements discussed above. The Transaction Agreements expire on the earlier of December 31, 1997 or the date the Company and Anthem announce that they are no longer soliciting interest from prospective purchasers in the Independent Brokerage Operations. However, if on or before December 31, 1997, the Board has approved a transaction which would be a Change in Control, the Transaction Agreements will be extended to December 31, 1998. Under the Transaction Agreements, a Termination as a result of a Change in Control occurs if on or following a Change in Control, Anthem, one of its affiliates, or a successor to the Company does not both offer the executive a comparable position and assume the executive's Employment Agreement and Transaction Agreement, or if upon, following or in anticipation of a Change in Control (and within 12 months prior to the event), the executive's position at the Company is not comparable to his position at the time of execution of the Transaction Agreement. The Transaction Agreement with Mr. Witthun requires as a further condition that Anthem, one of its affiliates, or a successor to the Company extend the term of Mr. Witthun's Employment Agreement for a period of 36 months from the date of Change in Control. The Transaction Agreements between the Company and Messrs. Witthun, Henning and Maib provide that in the event of a Change in Control, each executive will be paid annual and long-term incentive opportunities at target levels for 1997.

     The Transaction Agreement between the Company and Mr. Henning also provides that in the event of a Termination as a result of a Change in Control, Mr. Henning will receive consulting and non-compete payments equaling $673,000 (in lieu of severance under the Employment Agreement), all payable over the period beginning on the date of Termination and ending on January 31, 2001. In addition, Mr. Henning will receive continued pension accruals and medical coverage until February 1, 2000, and shall be eligible for the Company's post-retirement medical program. The Transaction Agreement between the Company and Mr. Maib provides that in the event of a Termination as a result of a Change in Control, Mr. Maib will receive severance payments equal to 24 months' salary (in lieu of severance under the Employment Agreement), and at 50% of target levels annual and long-term incentive opportunities for 1998 and 1999, all payable over a two year period beginning at the date of termination. In addition, Mr. Maib will receive medical coverage during the severance period. Under Mr. Nevin's Transaction Agreement, in the event of a Termination as a result of a Change in Control, Mr. Nevins will receive continued medical benefits during any period for which severance is paid under the Employment Agreement. He will also be paid a Retention Bonus of $130,000 if he remains in employment of the Company, or its successor, on the date of the Change in Control (or is earlier terminated other than for Cause), and an additional Retention Bonus of $170,000 if he remains in such employment on the second anniversary of the Change in Control (or is earlier terminated other than for Cause, dies, or becomes disabled). The Transaction Agreement between the Company and Mr. Witthun provides that in the event of a Termination as a result of a Change in Control, Mr. Witthun will receive consulting and non-compete payments equaling $1,886,000 (in lieu of severance and incentives under the Employment Agreement), all payable over the period beginning on the date of Termination and ending on the third anniversary of the Change in Control. In addition, Mr. Witthun will receive continued pension accruals until October 31, 1998 and medical coverage during the consulting and severance periods, and shall be eligible for the Company's post-retirement medical program. Under each Transaction Agreement, awards previously made under the Company 1992 Stock Compensation plan will vest upon a Change in Control.

     Effective January 1, 1997, Mr. Schneider is no longer employed by the Company.

                  COMPENSATION COMMITTEE REPORT TO STOCKHOLDERS

     The Company's Compensation Committee has determined that a strong link should exist between executive compensation and value created for stockholders. This philosophy is put into practice through incentive compensation programs which tie total compensation directly to the Company's performance and the value received by stockholders.


COMPENSATION PHILOSOPHY

     The Compensation Committee's decisions are based on its belief that compensation is an integral part of the Company's strategic direction which should reflect the value created for stockholders. The Company's compensation programs are structured to reflect the following core principles:

     - Compensation should be meaningfully related to the value created for stockholders and provide executives an opportunity to acquire ownership in the Company;

     - Compensation programs should support the short-term and long-term strategic goals and objectives of the Company;

     - Compensation programs should reflect and promote the Company's values, and reward individuals for outstanding contributions to the Company's success;

     - Compensation plays a critical role in attracting and retaining highly qualified executives;

     - There should be significant "pay at risk" for executive performance within the Company, and,

     - While compensation opportunities should be based in part on individual contribution, total compensation earned by executives should be determined by how the Company performs as a whole.


COMPENSATION MIX AND MEASUREMENT

     The Company's executive compensation program consists of three (3) major components, base salary, annual incentive and long-term incentive, each of which is intended to support the overall compensation philosophy. For purposes of competitive comparisons, the Compensation Committee used data from compensation surveys for companies determined by the Compensation Committee to be of comparable size and market capitalization (the "Comparable Companies"). These are not the same as the Peer Group used for purposes of the stock price performance graph below, but there is overlap. The Comparable Companies include companies with which the Company competes for executives.

     BASE SALARY. Base salary is targeted to be between 80% and 100% of the median of Comparable Companies. The Company does not adjust base salaries every year. Rather, salaries for executives are reviewed by the Compensation Committee periodically and may be adjusted based on:

     (1) the Compensation Committee's assessment that the individual's responsibilities and/or contributions to the Company have increased; and

     (2) significant movement in market competitive pay levels.

     For 1996, the salary of Mr. Witthun was increased based on an increase in responsibilities and an assessment of market competitive salary levels.


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
     ANNUAL INCENTIVE PLAN. Annual incentives are intended to reflect the Compensation Committee's belief that executive contribution to stockholder returns comes from maximizing earnings and increasing the quality of those earnings. These incentives (at target levels) coupled with base salary, position cash compensation between the 50th and 75th percentiles of the market of Comparable Companies. Awards may range from 0% to 180% of target.

     The Compensation Committee believes that the Company's Annual Incentive Plan (the "Annual Incentive Plan") provides an excellent link between the value created for stockholders and the incentives paid to executives. Under the Annual Incentive Plan, executives do not receive incentive awards unless a specified level of growth in operating profits (threshold) is achieved. Target awards are based on the attainment of financial and strategic objectives, such as growth in revenues and increasing the quality of earnings by diversifying revenue sources among product and geographic parameters, profitability of business placed with affiliated insurers and retention of existing customers.

     LONG-TERM INCENTIVE PLAN. The long-term incentive component is intended to attract, retain and motivate executives to improve long-term stock performance. Executives are encouraged to acquire and hold Company common stock. Executives have the opportunity to earn annual stock option awards based on their performance. Stock options are awarded at fair market value and will only create compensation if the Company's common stock market price per share appreciates in value. Generally, awards vest in equal amounts over three (3) years and options are exercisable for ten (10) years from the date of the award.

     The target level of options for each executive is based on demonstrated past and expected future performance of the executive. To earn a full award for the performance year, each participant must achieve specific long-term financial and strategic goals. The Compensation Committee determines the number of options to be awarded based on individual executive and overall Company performance in the prior year. The Compensation Committee also takes into consideration prior option awards and the overall equity position of the individual executive.

     Effective January 1, 1995, the Compensation Committee adopted stock ownership guidelines for executives including the executives named in the Summary Compensation Table. Executives are expected to achieve a level of stock ownership equal to a multiple of salary, with the multiple varying depending upon the position (the multiple ranges from 1-4 times salary in the case of the named executives). Shares owned directly or beneficially, restricted shares, shares held in 401(k) accounts and in the money unexercised stock options (limited to 50% of the guidelines) are counted for the purposes of the guidelines. Executives are expected to achieve their guideline level over a five year period beginning January 1, 1995 or their hire date, whichever is later.


TOTAL COMPENSATION

     Total compensation potential (for the highest performing employee officers of the Company) is targeted at the 75th percentile of the market of Comparable Companies. Actual payment of this level of total compensation is based on performance. Aggressive long-term incentives are emphasized to deliver significant compensation for performance above competitive levels when the Company's stockholders also benefit from the executive's performance.


REVIEW OF 1996 PERFORMANCE AND COMPENSATION FOR THE COMPANY'S NAMED OFFICERS

     In carrying out its responsibilities, the Compensation Committee of the Company met on February 20, 1997 and reviewed the following:

     1. The performance and compensation of the Company's officers;

     2. The Annual Incentive Plan 1996 award recommendations; and

     3. Target total compensation and the mix among elements for the Company's executives.


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
DEDUCTIBILITY CAP ON EXECUTIVE COMPENSATION

     Section 162(m) of the Internal Revenue Code ("Section 162(m)") disallows, subject to limited exceptions, a corporate tax deduction for certain compensation paid in excess of $1 million to the chief executive officer and the four other most highly paid executive officers of publicly-held companies. The Company believes that the stock options and SARs granted at an exercise price not less than the fair market value of the Company's common stock on the date of grant in 1996 and prior years satisfied the requirements of Section 162(m) and thus compensation recognized in connection with such awards should be fully deductible. For 1996, the Company will not be denied a deduction with respect to any amount of compensation paid to any executive officer.


CHIEF EXECUTIVE OFFICER'S COMPENSATION

     Mr. Lytle served as the Chief Executive Officer of the Company through November 1996. Effective December 1, 1996, the Company's Board of Directors elected Mr. Witthun as its President and Chief Executive Officer. Prior to Mr. Witthun's election, Mr. Lytle provided services to the Company through a management agreement with Anthem. Anthem pays Mr. Lytle for his services to Anthem as well as to the Company. The Company reimbursed a portion of the compensation paid to Mr. Lytle, plus other related costs. The amount paid by the Company has varied from year to year depending on Mr. Lytle's contribution as evaluated by the subjective judgment of the Compensation Committee. For the year 1996, the Compensation Committee of the Company authorized the Company to pay Anthem an amount equal to $127,232.

     Mr. Witthun receives all of his pay directly from the Company. The Compensation Committee approved a base salary adjustment and 1996 Annual Incentive Plan award as noted in the Summary Compensation Table, relating to his contributions to Company performance. These decisions were based on the subjective judgment of the Compensation Committee, with particular reference to:
(1) the Company's significant earnings and revenue growth over 1995, (2) improved organizational efficiency, through regionalizing operations, (3) continued growth through financially and strategically sound acquisitions, and
(4) disposition (at a gain) of operations that were not core to the Company's strategic plan.

     The above Compensation Committee Report and the Company's Stock Price Performance Graph which follows shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.


                                                  COMPENSATION COMMITTEE

                                                  John C. Aplin (Chair)
                                                  John C. Crane
                                                  Mitchell E. Daniels, Jr.
                                                  Catherine E. Dolan
                                                  Thomas C. Roberts
                                                  James B. Stradtner


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